InBev

RECEIVED
2005 NOV 29 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By (

05012880

Leuven, October, 28, 2005

SUPPL

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

PROCESSED
NOV 30 2005
THOMSON FINANCIAL

dlw 11/30

Enclosure: press release

Press Release

InBev nv/sa

Brussels, October 28, 2005 - 1/1

InBev announces the world's best bartender: the 9th Stella Artois® World Draught Master title granted to Jessica Waltz from the USA

To highlight one year's hard work in training bartenders all over the world, InBev brought together a selection of international finalists for the annual Stella Artois® World Draught Master Competition, a contest that rewards the world's best pourer of Belgian beers. The highly-anticipated competition took place on October 28th, 2005 at the Vaudeville Theatre in Brussels, Belgium, capital of the beer loving community. The Stella Artois® World Draught Master title has this year been awarded to Jessica WALTZ - USA (1st place winner), Michel DENAYER - Belgium (1st runner-up) and Irwin PANG - Singapore (2nd runner-up). This edition saw 27 countries competing in the final.

The Stella Artois® World Draught Master competition rates the best bartenders from five continents, judging their tapping skills, bottle-pouring skills and table-serving protocol. Every step of the perfect pour is carefully scrutinised and scored by a team of expert judges from six countries. The winner receives a free trip to the destination of his/her choice anywhere in the world. Two runners-up each receive a free trip to anywhere in Europe.

Stella Artois®, one of InBev's global flagship brands, is an ambassador for the richness of the Belgian beer culture worldwide and, since its first World Draught Master Competition held in 1997, has led the way with this innovative international contest for the beer-pouring ritual. With this contest, InBev underlines its commitment to quality; not only of the product itself, but also with respect to the way it is served and presented to consumers.

The participants in this year's edition came from: Australia, Belgium, Bulgaria, Canada, Croatia, Cyprus, Czech Republic, Dubai, France, Gibraltar, Greece, Hong Kong, Hungary, Israel, Italy, Japan, Kazakhstan, Luxembourg, New Zealand, Romania, Russia, Singapore, Spain, Taiwan, UK, Ukraine and the USA.

Alexander Darwazeh, Stella Artois® Global Marketing Manager said: *"We have learned from extensive research that the pouring ritual associated with serving a perfect Stella Artois is a key element in consumer satisfaction. This leads to repeat sales and a quality brand experience that is consistent across the globe. Our bartenders are our brand ambassadors. We are delighted, as every year, to see so many markets participating - helping to ensure that Stella Artois is treated with perfection in points of sale worldwide."*

Today Stella Artois® is the world's 5th largest international brand, and its volume has doubled in the last six years, from 4.8 million hl to over 9 million hl in 2004. Stella Artois® started 2005 in a very promising way with a successful launch in Argentina and Brazil, just one powerful example of the benefit of being part of a truly global business.

Contact information
Vicky Palmeri, Corporate Press Officer
Tel +32 16 27 60 61
Vicky.palmeri@inbev.com